Exhibit 99.1

Ballard Announces Launch of FCmove™-HD+

VANCOUVER, BC, Sept. 16, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP0) (TSX: BLDP) today announced the launch of the FCmove™-HD+, designed for buses and medium and heavy-duty trucks, and is the latest product in Ballard's 8th generation heavy duty power module portfolio.

Ballard Power Systems FCmoveTM-HD+ for both engine bay and rooftop configurations (CNW Group/Ballard Power Systems Inc.)

Since 2019, Ballard has been developing a family of FCmove™ products to serve the commercial vehicle market. The new FCmove™-HD+, with a 100kW power output, is smaller, lighter, more efficient, and lower cost than previous generations, and has been designed to improve ease of vehicle integration. With its compact innovative design, it has been engineered for both engine bay and rooftop configurations, enabling optionality in truck and bus applications.

The FCmove™-HD+ is more than 40% more compact and over 30% lighter than the previous 100kW module, with 50% less component parts. This results in an anticipated 40% improvement in total lifecycle cost while maintaining leading operating performance, high efficiency, and wide operating range.

Kevin Colbow, Chief Technology Officer said, "With the launch of our second FCmove™ engine, the FCmove™-HD+, we continue our global leadership in the technological advancement and adoption of hydrogen fuel cells. With broad market access across key verticals of medium and heavy-duty truck, bus and off-road vehicles, the FCmove™-HD+ has wide reaching applications to accelerate the decarbonization of the transportation sector."

Mr. Colbow continued, "With now over 100 million kilometers in service by the 3,500 buses and trucks powered by our technology, we have industry leading, proven road experience, and confidence in our product life cycle cost. The evolution of our technology and product portfolio continues to position us to lead in this rapidly growing market."

FCmove™ products are being integrated by our bus and truck OEM partners. The first vehicles powered by the 100kW, FCmove-HD+ are anticipated in 2022, including in the fuel cell trucks recently announced with Hexagon Purus and QUANTRON.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Forward-looking statements
This release contains forward-looking statements concerning the development and delivery of fuel cell products, and the benefits and anticipated market adoption of them. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton - VP Investor Relations +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 16-SEP-21